     RESCHEDULING OF THE TRIAL DATE IN THE UNITED STATES PLAVIX® LITIGATION

Paris, February 28, 2006 - At the request of Apotex and Dr Reddy’s Laboratories, citing scheduling conflicts for their legal counsels, the U.S. District Court for the Southern District of New York has rescheduled the trial date for the Plavix® patent litigation originally set for April 3, 2006. The new date is June 12, 2006, though the Court indicated that the date may be later, depending on the duration of the trial of another, earlier case. Sanofi-aventis and Bristol-Myers Squibb did not object to the defendants’ request to reset the trial date.

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